EXHIBIT 99.2
------------



                              SINOVAC BIOTECH LTD.
                              --------------------
              RECEIVES APPROVAL FOR AMERICAN STOCK EXCHANGE LISTING
              -----------------------------------------------------


BEIJING, November 25, 2004 - Sinovac Biotech Ltd. ("Sinovac") ("the Company") (NASD OTC-BB: SNVBF) today announced that the American Stock Exchange has approved Sinovac's application for the listing of the Company's common stock. This approval is contingent upon Sinovac being in compliance with all applicable listing standards on the date it begins trading on the Exchange, and may be rescinded if the Company is not in compliance with such standards. Shares of the Company's common stock are expected to begin trading on the American Stock Exchange under the symbol "SVA" within 10 to 15 business days.




About Sinovac Biotech Ltd.
--------------------------

Sinovac Biotech Ltd. specializes in the research, development, commercialization, and sales of human vaccines for infectious illnesses such as hepatitis A and hepatitis B, influenza, "SARS", and avian flu. Sinovac is one of the leading emerging biotechnology companies in China. Working closely with Chinese public health officials, Sinovac focuses on manufacturing and marketing human-use vaccines and related products, and currently markets its vaccine for hepatitis A. Sinovac is the first and currently the only company in the world to have commenced clinical trials for a vaccine to prevent SARS.


Contact:   Investor   Relations   at  (888)  888  8312  or  (604)   684-5990  or
info@sinovac.com
----------------




THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.